Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor to assume operatorship of Syncrude by end of 2021

Unless otherwise noted, all financial figures are in Canadian dollars.

Calgary, Alberta (Nov. 23, 2020) – Suncor, as 58.74% owner of the Syncrude Joint Venture, announced today that it, together with the other Syncrude joint venture owners – Imperial Oil Resources Limited, CNOOC Oil Sands Canada and Sinopec Oil Sands Partnership – have agreed in principle for Suncor to become the operator of the Syncrude project by the end of 2021. The agreement still requires formal approval from each of the owners.

“This presents a significant strategic opportunity for Syncrude and the joint venture owners,” said Mark Little, Suncor president and chief executive officer. “We believe this transition will help build on the progress made to date and unlock significant value. By capitalizing on the collective strength of our regional operations, synergies of $300 million annually are expected, making Syncrude even more regionally and globally competitive as we work together to achieve a Syncrude cash operating cost per barrel of C$30/bbl (US$23/bbl) and achieve 90% utilization. Initiatives like the Interconnect Pipelines have proven that by collaborating with a shared vision to improve operating performance and efficiencies, we can achieve more.” The bi-directional pipelines connecting Suncor’s Base Plant and Syncrude’s operations, which are now complete and being commissioned, will provide increased integration and operational flexibility between the two assets.

Adding Syncrude operatorship to Suncor’s current operations - Fort Hills Limited Partnership, Suncor’s Oil Sands Base Plant and Suncor’s in situ assets – will mean a stronger regional operations model to drive greater competitiveness across all assets.

“As neighbours for almost fifty years, Syncrude and Suncor have enjoyed a close relationship and a long, proud history in the region,” added Little. “Many families have members who work at both operations and both operations share a deep commitment to the community working closely with the Regional Municipality of Wood Buffalo and Indigenous communities and partners. We will be able to build on our collective strengths to become stronger together.”

Suncor’s confidence in the Syncrude project and the opportunity to improve its operational performance is evidenced by Suncor’s strategy to increase its ownership in Syncrude. Since 2016, Suncor has grown its ownership from 12% to 58.74% through acquisitions.

The Syncrude joint venture owners are Suncor (58.74%), Imperial Oil Resources Limited (25.0%), Sinopec Oil Sands Partnership (9.03%) and CNOOC Oil Sands Canada (7.23%).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include: the expectation that Suncor will become the operator of the Syncrude project by the end of 2021; Suncor's belief that this transition will help build on the progress made to date and unlock significant value, synergies of $300 million annually, and capitalize on the collective strength of its regional operations which will make Syncrude even more regionally and globally competitive; the expectation that Suncor will work to achieve a Syncrude cash operating cost per barrel of C$30/bbl (US$23/bbl) and achieve 90% utilization; the belief that the bi-directional pipelines connecting Suncor's Base Plant and Syncrude's operations will provide increased integration and operational flexibility between the two assets; Suncor's belief that adding Syncrude operatorship to its current operations will mean a stronger regional operations model to drive greater competitiveness across all assets; and similar statements. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. Some of the forward-looking statements may be identified by words like "will", "expected", "estimated", "anticipate", “believe” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, Management's Discussion and Analysis for the third quarter of 2020 dated October 28, 2020 (the MD&A) and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

Syncrude cash operating costs is not prescribed by Canadian generally accepted accounting principles ("GAAP"). This non-GAAP financial measure is included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. This non-GAAP financial measure does not have any standardized meaning and, therefore, is unlikely to be comparable to similar measures presented by other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. This non-GAAP financial measure is defined and reconciled in the Non-GAAP Financial Measures section of the MD&A.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com and follow us on Twitter @Suncor

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